LIST OF SUBSIDIARIES

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Full Power Enterprise Global Limited	British Virgin Islands	100% Direct

Shenzhen Yuzhilu Aviation Service Co., Ltd	PRC	100% Indirect

Xian Golden Net Travel Serve Services	PRC	100% Indirect

Shanghai Lanbao Travel Service Co., Ltd	PRC	100% Indirect

Foshan Overseas International Travel Service Co., Ltd.	PRC	100% Indirect

Chongqing Universal Travel E-Commerce Co., Ltd.	PRC	100% Indirect

Shenzhen Universal Travel Agency Co., Ltd.	PRC	100% Indirect